       As filed with the Securities and Exchange Commission on January __, 1994.

                                        Registration No. 33-51229

================================================================================
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               _________________

                                AMENDMENT NO. 1
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                               _________________

                      CHIQUITA BRANDS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

               New Jersey                           04-1923360
    (State or other jurisdiction of       (IRS Employer Identification No.)
     incorporation or organization)

                             250 East Fifth Street
                            Cincinnati, Ohio  45202
                                 (513) 784-8011
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                       __________________________________

                            CHARLES R. MORGAN, ESQ.
                        Vice President, General Counsel
                                 and Secretary
                      Chiquita Brands International, Inc.
                             250 East Fifth Street
                            Cincinnati, Ohio  45202
                                 (513) 784-8332
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                          Peter M. Sommerhauser, Esq.
                              Godfrey & Kahn, S.C.
                             780 North Water Street
                              Milwaukee, WI  53202
                                 (414) 273-3500

                       __________________________________

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement shall become effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                     ______________________________________

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================
================================================================================

PROSPECTUS

                                1,616,480 SHARES

                      CHIQUITA BRANDS INTERNATIONAL, INC.

                                  COMMON STOCK


         This Prospectus relates to up to 1,616,480 shares of the Capital Stock, $.33 par value (the "Common Stock"), of Chiquita Brands International, Inc. ("Chiquita" or the "Company").

         The Common Stock is listed on the New York, Boston and Pacific Stock
Exchanges.  On January   , 1994 the last sale price of the Common Stock as
reported on the New York Stock Exchange Composite Tape was $________ per share.

                           _________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ________________________

         All of the shares of Common Stock offered hereby (the "Shares") are being sold for the account of and by the persons named under the caption "Selling Shareholders." The Selling Shareholders have advised the Company that these Shares may be sold from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to the seller. (See "Plan of Distribution.") The Company will not receive any proceeds from the sale of the Shares.

         SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                            ________________________





                The date of this Prospectus is January  , 1994.

                             AVAILABLE INFORMATION
<R/>
                          Chiquita is subject to the informational requirements
of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York 10048, and at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661.

                          Chiquita's Common Stock is listed on the New York,
Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at One Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California.

                            ________________________

                          No person has been authorized to give any information
or to make on behalf of the Company or the Selling Shareholders any representations, other than those contained in this Prospectus, in connection with the offer made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any date subsequent to the date hereof.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


                          Chiquita will furnish, without charge, to any person
to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate

Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone:
(513) 784-6366.



                          The Annual Report on Form 10-K for the year ended
December 31, 1992 (the "1992 10K") the Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993, and the Current Reports on Form 8-K dated January 13, 1993 and March 4, 1993 filed by Chiquita with the Commission (Commission file number 1-1550), and the description of Capital Stock of Chiquita contained in a Registration Statement on Form 8-A filed by Chiquita (then called United Brands Company) on September 11, 1970, are incorporated herein by reference and made a part hereof.

                          All documents filed by Chiquita pursuant to Section
13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                  THE COMPANY

                          Chiquita Brands International, Inc. is a leading
international marketer, processor and producer of quality fresh and processed food products. Chiquita produces and markets an extensive line of fresh fruits and vegetables sold under the Chiquita(R) and other brand names. These products include tropical fruit, such as bananas, pineapples, mangos, papaya, kiwi and citrus, and a wide variety of other fresh produce. The core of the Company's operations is the marketing, distribution and sourcing of bananas.

                          The Company's operations also include brand
extensions, such as fruit and vegetable juices and banana puree, and other processed fruits and vegetables marketed worldwide under the Chiquita and other brand names; wet and dry salads sold under various brand names; and consumer packaged foods marketed in Latin America under various brand names.


                          During the fourth quarter of 1992, the Company
adopted a plan of disposal for its Meat Division and classified it as a discontinued operation. The Meat Division encompasses a wide range of value-added fresh meats and processed meat products sold in the United States nationally under the John Morrell and Mosey's brand names and under a number of regional brand names. See "Recent Developments -- Discontinued Operations."

                          American Financial Corporation ("AFC") owns, either
directly or through its subsidiaries, approximately 47% of Chiquita's outstanding shares of Common Stock and 31% of Chiquita's $1.32 Depositary Shares. All of the outstanding common stock of AFC is owned by Carl H. Lindner and members of his family.

                          Chiquita is a New Jersey corporation.  The address of
its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8011. Unless the context indicates otherwise, the term "Chiquita" also includes the subsidiaries of the Company.


                           INVESTMENT CONSIDERATIONS


                          In addition to the other information set forth in
this Prospectus, prospective investors should carefully consider the following before making an investment in the Shares.


SUBSIDIARIES

                          Substantially all of the operations of the Company
are conducted through its subsidiaries and the Company is therefore dependent on the cash flow of its subsidiaries to meet its obligations. Because the assets of the Company are held by its subsidiaries (some of which are highly leveraged and others of which are unleveraged), the claims of holders of the Securities will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of such subsidiaries. As of September 30, 1993, the total debt of the Company's subsidiaries aggregated $748 million, of which $381 million represented non-recourse long-term debt of the Company's shipping subsidiaries secured by ships and related equipment and $114 million represented short-term notes and loans payable.

RECENT LOSSES

                          From 1984 to 1991, Chiquita reported a continuous
record of growth in annual earnings. In 1992, however, Chiquita experienced unprecedented challenges, including a decline in product quality resulting from an extraordinary outbreak of banana plant disease and unusual weather patterns in Latin America. These factors contributed to a loss of $146 million ($2.91 per share) from continuing operations before taxes and non-recurring charges for the year ended December 31, 1992. Chiquita's management addressed these challenges by implementing control measures to address the quality issues and commenced an aggressive program to adjust the Company's fresh fruit volume and cost structure to reduce significantly production, distribution and overhead costs. This program included consolidation of operations, asset disposals and workforce reductions. As a result of the adoption of this program, restructuring and reorganization charges of $61 million ($1.18 per share) were recorded in the fourth quarter of 1992. In addition, during the fourth quarter of 1992, the Company adopted a plan of disposal for its Meat Division and classified it as a discontinued operation. The net loss for the year, including non-recurring charges and losses from discontinued operations, was $284 million ($5.48 per share). Fixed charges exceeded earnings by approximately $239 million for the year. See "Recent Developments--Results of Operations" below and "Management's Analysis of Operations and Financial Condition" in the Company's 1992 10-K.

                          For the nine months ended September 30, 1993, the
Company reported net income of $9.3 million, compared to a net loss of $90.6 million (including a loss on discontinued operations of $21.4 million) for the same period in 1992. However, the Company expects to report a 1993 fourth quarter loss which is sizable, but considerably less than the 1992 fourth quarter loss from continuing operations excluding nonrecurring charges. The improvement in 1993 over 1992 is attributable principally to the continuing benefits of Chiquita's multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts. See "Recent Developments -- Results of Operations."

LEVERAGE

                          As of September 30, 1993, the Company had short-term
notes and loans payable of $114.3 million and long- term debt (including current maturities) of approximately $1.5 billion. As of September 30, 1993, the Company had total long-term debt maturities and sinking fund requirements for the remainder of 1993 of $16 million, and for the years 1994 through 1997 amounts ranging from $81 million to $96 million. The percentage of total debt to total capitalization for the Company was 71.1% at September 30, 1993.

COMPETITION AND PRICING

                          Approximately 60% of the Company's consolidated net
sales comes from the sale of bananas. Banana marketing is highly competitive. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and distribute them in worldwide markets on a timely basis. A limited number of competitors account for most of the banana imports throughout the world. While smaller companies, including growers' cooperatives, have also become a competitive factor, Chiquita's principal competitors continue to be a limited number of international companies. In addition, competition in the sale of bananas also comes from other fresh fruit. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques.

                          The effect of competition with respect to the
majority of the Company's products is intensified by their perishable nature. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, selling prices which importers receive for bananas are significantly affected by fluctuations in the available supplies of bananas and other fresh fruit in each market and by the relative quality and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition.

                          Although production of bananas tends to be relatively
stable throughout the year, competition in the sale of bananas from other fresh fruit may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the strongest.

ADVERSE WEATHER CONDITIONS AND CROP DISEASE

                          Bananas are also vulnerable to adverse local weather
conditions, which are quite common but difficult to predict, and to crop disease, the control of which entails significant expense. These factors may restrict worldwide supplies and result in increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. During 1993, approximately 30% of all bananas sold by Chiquita were sourced from Panama. Bananas sourced from other countries, including Colombia, Costa Rica, Guatemala, Honduras, Mexico and the Philippines, comprised from 6% to 17% (depending on the country) of bananas sold by Chiquita during 1993. See the Company's 1992 10-K.

EUROPEAN COMMUNITY BANANA REGULATION

                          On July 1, 1993, the European Community ("EC")
implemented a new quota restricting the volume of Latin American bananas imported into the EC. Most of the Company's bananas are produced in Latin America and subject to the quota. The quota is administered through a licensing system. Since imposition of the new EC quota regime on July 1, 1993, prices within the EC have increased to a higher level than for prior years. Banana prices in other worldwide markets, however, have been lower than in previous years, as the displaced EC volume has entered those markets. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. Therefore, there can be no assurance that EC banana regulation will not change further. See "Recent Developments -- European Community Banana Regulation" and "Results of Operations" -- for further discussion of the EC quota and its impact on current operations.

OTHER RISKS OF INTERNATIONAL OPERATIONS

                          A significant portion of the Company's operations are
conducted in foreign countries, and are subject to risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administration and enforcement policies will change. Certain of the Company's operations are dependent upon leases and other agreements with the governments of these countries. Although the Company's operations are a significant factor in the economies of many of the countries where the Company produces and purchases bananas and other agricultural and consumer products, the Company's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas, which exceed that of any competitor.

                          The Company's operations worldwide and the products
it sells are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although the Company believes it is substantially in compliance with such regulations, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at various locations or the payment of fines and penalties, or both.

                          The Company is also subject to a variety of
governmental regulations in certain countries where it markets its products, including import quotas and tariffs, currency exchange controls and taxes.

                          The Company's operations involve transactions in a
variety of currencies. Results of its operations may be significantly affected by fluctuations of currency exchange rates. Such fluctuations are significant to the Company's banana operations because many of its costs are incurred in currencies different from those that are received from the sale of bananas in foreign markets, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. The Company's policy is to exchange local currencies for dollars immediately upon receipt, thus reducing exchange risk. The Company also engages from time to time in various hedging activities to minimize potential losses on cash flows originating in foreign currencies. See Note 1 to the Company's Consolidated Financial Statements and "Management's Analysis of Operations and Financial Condition" included in the Company's 1992 10-K for information with respect to foreign exchange.

SHARES AVAILABLE FOR FUTURE SALE

                          No prediction can be made as to the effect, if any,
that future sales of shares of Common Stock, or the availability of such shares for future sales, will have on the market price of Common Stock, prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. At January 17, 1994, the Company had outstanding 48,511,853 shares of Common Stock, including 22,868,805 shares held, directly or indirectly, by AFC, and 648,310 shares of Cumulative Preference Stock, including 200,000 shares held, directly or indirectly, by AFC. In addition to the Shares offered from time to time hereby, the Company has filed, pursuant to the Securities Act, a Registration Statement on Form S-3 relating to $400,000,000 of debt securities, preferred stock and Common Stock.


                              RECENT DEVELOPMENTS

EUROPEAN COMMUNITY BANANA REGULATION

                          On July 1, 1993, the EC implemented a new quota
effectively restricting the volume of Latin American bananas imported into the EC to approximately 80% of prior levels. The quota is administered through a licensing system. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. In May 1993, the principles underlying the new regulation that discriminate against Latin American banana exporting countries in favor of certain African, Caribbean and Pacific countries were ruled illegal under the General Agreement on Tariffs and Trade ("GATT") by a GATT dispute settlement panel. In December 1993, EC representatives discussed a tentative, even more discriminatory proposal with a few Latin American banana producing countries. The tentative proposal was rejected by an overwhelming majority of the Latin American countries. As widely reported in the press, in January 1994 a GATT dispute settlement panel ruled on a second lawsuit against the current EC regulation in favor of the Latin American countries. GATT rulings in favor of the Latin American countries could result in an increase in the total volume of Latin American bananas, including banana volume of the Company, which could be imported under the quota. However, there can be no assurance that the EC will comply, or the manner in which it would comply, with such rulings. (See "Results of Operations" below for discussion of the impact of the EC quota on current operations.)

RESULTS OF OPERATIONS

                          Net sales for the third quarter of 1993 of $552
million and first nine months of 1993 of $1.966 billion declined from the comparable prior year amounts of $612 million and $2.102 billion primarily as a result of lower banana volumes and prices. Nevertheless, for the third quarter of 1993, the Company reported a reduced net loss of $25.9 million, or $.50 per share, compared to a 1992 third quarter net loss of $79.4 million, or $1.55 per share (including a loss on discontinued operations of $7.5 million, or $.15 per share). For the nine months ended September 30, 1993, the Company reported net income of $9.3 million, or $.18 per share, as compared to a net loss of $90.6 million, or $1.74 per share, in the same period of 1992 (which included a loss on discontinued operations of $21.4 million, or $.41 per share). This improvement is attributable to the continuing benefits of Chiquita's multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts. These programs address all aspects of the banana business including a decreased reliance on high-cost purchased fruit, enhanced production practices, shipping fleet realignment, reorganization and consolidation of marketing organizations, and overhead reductions.

                          Since imposition of the new EC quota regime on July
1, 1993, prices within the EC have increased to a higher level than the levels in prior years. Banana prices in other worldwide markets have been lower than in previous years, as displaced EC volume has entered those markets.

                          The favorable cost comparisons achieved during the
first nine months of 1993 as a result of the Company's investment spending and cost reduction programs have continued throughout the fourth quarter. Fourth quarter banana price levels in the EC remained higher than pre-quota price levels of the 1992 fourth quarter. However, EC prices weakened during the fourth quarter from earlier post-quota levels partially as a result of the EC's late issuance of fourth quarter import licenses and its announcement of an expiration date for these licenses that was earlier than marketplace expectations. The Company expects that, absent unforeseeable factors, it will report a 1993 fourth quarter loss which is sizable, but considerably less than the $1.77 per share loss from continuing operations (excluding restructuring and reorganization charges) for the same period in 1992.

                          Chiquita also expects that the improved cost trend
will continue into 1994. In addition, the EC quota impact could cause first half 1994 banana prices in the EC to exceed pre-quota first half 1993 levels as they have since implementation of the quota. First half 1994 prices outside the EC could continue at levels lower than in previous years as they have since implementation of the quota, although the continuing growth in per capita consumption of bananas outside the EC could mitigate any such decline.

DISCONTINUED OPERATIONS

                          During the fourth quarter of 1992, after evaluation
of reorganization plans announced earlier that year and completion of other preparatory actions, the Company adopted a plan of disposal for all remaining Meat Division operations. Accordingly, these operations were classified as discontinued operations and were deconsolidated. (See Note 3 to the Company's Consolidated Financial Statements for the year ended December 31, 1992, included in the Company's 1992 10-K.)

                          Pursuant to the plan, the Company immediately
completed the sale of a major fresh pork processing facility in December 1992.

                          During 1993, the Company engaged in extensive
activity with respect to execution of the balance of its disposal plan. Numerous proposals for the purchase of individual components of the Meat Division were received from a larger number of buyers than originally expected. Although progress under the plan has been slower than anticipated, partially as a result of the Company evaluating all these proposals in the interest of maximizing shareholder value, the Company has made significant progress in the implementation of its disposal plan. This progress includes:

o successful ongoing cost reduction efforts that have contributed to the improvement in Meat Division operating results to approximately breakeven levels for 1993.

o progress toward obtaining further substantial cost reductions for 1994 and beyond relating to retiree medical costs. In June 1993, the Company received a favorable court ruling on its previously filed litigation that confirms its right to unilaterally reduce medical benefits of retired hourly employees. This ruling is being appealed by the union and a hearing on the appeal is scheduled for February 1994.

o receiving subsidies and concessions from the State of South Dakota and the City of Sioux Falls that will enhance the operating profitability of the Sioux Falls plant. These incentives were offered in September 1993 by newly installed state and city administration officials who took office in April 1993 after their predecessors, including the Governor of South Dakota, were killed in a plane crash on their return from a meeting to discuss incentives with Company and Meat Division representatives.

o obtaining financial incentives and concessions in November 1993 from the City of Sioux City, Iowa and the local labor union to enhance the salability of the Sioux City pork processing plant as an operating facility.

o signing a letter of intent in December 1993 for the sale of the entire Specialty Meat Group. The Company is presently negotiating with this buyer and expects to complete the sale of this group in the first half of 1994.

o obtaining a new stand-alone revolving credit facility in June 1993 to fund the Meat Division's working capital needs.

                          The Company also continues to be engaged in vigorous
marketing efforts with respect to the remaining Meat Division operations that now reflect improved prospects as a result of the favorable developments described above. It expects to complete the divestitures of these operations by the end of 1994.

                          The Company has reevaluated its provision for loss on
discontinued operations recorded in 1992 and believes it is adequate to provide for any losses on disposition. The developments during 1993 regarding the Company's Meat Division have not had and are not expected to have a material adverse effect on the Company's liquidity, financial condition or results of operations.

                          Net sales from discontinued operations for the nine
months ended September 30, 1993 were approximately $1.2 billion.

                                USE OF PROCEEDS


    The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.


                              SELLING SHAREHOLDERS

                          The following information regarding the Shares
offered hereby has been provided to the Company by the Selling Shareholders identified below and reflects information concerning beneficial ownership of Common Stock as of December 31, 1993.

                                                                                Shares of the
                                 Shares of the                                 Company's Common
                                Company's Common         Shares of the        Stock to be Owned
      Name of Selling           Stock Beneficially      Company's Common       After Completion
        Shareholder                   Owned           Stock Offered Hereby    of this Offering(1)
      ----------------          ------------------    --------------------    -------------------
Fritz C. Friday                     395,866(2)              312,871                  82,995
Laura F. Hefta                       92,116                  92,116                    -
Louise F. Wilson                     88,154                  88,154                    -
Karl F. Friday                       85,513                  85,513                    -
Raymond P. Twite                      6,603(3)                6,603                    -
Fritz C. Friday
 Children's Trust                   295,497                 233,544                  61,953
Gretchen Friday Gallagher
 Children's Trust                   396,196                 313,131                  83,065
1978 Bess B. Friday Trust
 f/b/o Fritz C. Friday              375,064                 225,038                 150,026
1968 Bess B. Friday Trust
 f/b/o Fritz C. Friday               66,032                  39,619                  26,413
1968 Ardelle Friday Trust
 f/b/o Fritz C. Friday               19,810                  11,886                   7,924
1968 Bess B. Friday Trust
 f/b/o Gretchen Gallagher            13,207                   7,924                   5,283
1968 John E. Gallagher Trust
 f/b/o Gretchen Gallagher             9,905                   5,943                   3,962
John C. Gallagher                    37,639(4)               37,639                     -
Jo-Ann M. Gallagher                  19,810                  19,810                     -
John C. Gallagher as Custodian
 for Katharina J. Gallagher          19,810                  19,810                     -
John J. Gallagher as Custodian
 for Jennifer Lynn Gallagher         19,810                  19,810                     -
Kevin C. Gallagher                   37,639(5)               37,639                     -
Donna H. Gallagher                   19,810                  19,810                     -
Kevin C. Gallagher as Custodian
 for Charles B. Gallagher            19,810                  19,810                     -
Kevin C. Gallagher as Custodian
 for Carleton H. Gallagher           19,810                  19,810                     -



___________________
(1)  In each case, less than 1% of the class (assuming all Shares offered hereby are sold).
(2)  Excludes 398,176 shares held in family trusts over which Mr. Friday has sole voting and dispositive power and 482,038 shares held in family trusts over which Mr. Friday has shared voting and dispositive power. Also excludes 340,399 shares held in the Friday Canning Corporation
Employee Stock Ownership Trust over which Mr. Friday has shared voting and dispositive power.
Mr. Friday disclaims beneficial ownership of all such shares.
(3) Excludes 295,497 shares held in the Fritz C. Friday Children's Trust over which Mr. Twite has shared voting and dispositive power.  Mr. Twite disclaims beneficial ownership of such shares.
(4)  Excludes 39,620 shares held by Mr. Gallagher as custodian for his children over which
Mr. Gallagher has sole voting and dispositive power.
(5)  Excludes 39,620 shares held by Mr. Gallagher as custodian for his children over which
Mr. Gallagher has sole voting and dispositive power.

                          Fritz C. Friday is currently President and a director
of Friday Canning Corporation ("Canning"), a wholly- owned subsidiary of Chiquita. Raymond P. Twite is currently Senior Vice President-Administration, Secretary and Treasurer of Canning. Prior to April 1992, Mr. Friday was, in addition to his current positions, also Chairman of Canning and Mr. Twite was also a director of Canning. Prior to April 1992, Laura F. Hefta, Louise F. Wilson and Karl F. Friday were also directors of Canning. The shares being sold were received by the Selling Shareholders in connection with Canning's merger into the Company in March 1992.

                              PLAN OF DISTRIBUTION


                          The Shares may be sold from time to time by the
Selling Shareholders directly to purchasers, to or through underwriters or broker-dealers or through agents, or through a combination of these methods. Sales by means of this Prospectus may be made privately at prices to be individually negotiated with the purchasers or publicly through transactions on the New York Stock Exchange (which may involve crosses and block transactions), other exchanges or in the over-the-counter market, at prices reasonably related to market prices at the time of sale or at the negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and may receive commissions from the purchasers as well as from the Selling Shareholders. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act. The Company may indemnify underwriters participating in such transactions against certain liabilities, including liabilities under the Securities Act.

                          The Company will pay all expenses of preparing and
reproducing this Prospectus.

                          The Company has agreed with the Selling Shareholders,
subject to certain exceptions, to keep the Registration Statement covering the Shares effective until the earlier of (i) six months after the date of this prospectus or (ii) the period of time necessary to permit the Selling Shareholders to dispose of all Shares being sold pursuant to the Registration Statement.

                          The Selling Shareholders may also sell Shares
pursuant to Rule 144 under the Securities Act (after March 31, 1994), or otherwise, in lieu of sales by means of this Prospectus.

                                 LEGAL OPINION

                          The validity of the Shares offered hereby has been
passed upon by Charles R. Morgan. Mr. Morgan, Vice President, General Counsel and Secretary of Chiquita, presently holds shares of Common Stock in the Company's Savings and Investment (401(k)) Plan as well as employee stock options to purchase additional shares of Common Stock.

                                    EXPERTS

                          The consolidated financial statements of Chiquita
incorporated by reference in its Annual Report (Form 10- K) for the year ended December 31, 1992 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                                    PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be incurred by Chiquita in connection with the distribution of the securities being registered hereby:

         SEC registration fee  . . . . . . . . . . . . .    $ 6,096.96
         Accounting fees and expenses  . . . . . . . . .      5,000.00
         Legal fees and expenses . . . . . . . . . . . .      5,000.00
         Printing expenses . . . . . . . . . . . . . . .      1,000.00
         Miscellaneous . . . . . . . . . . . . . . . . .        403.04

                   TOTAL . . . . . . . . . . . . . . . .    $17,500.00


                          All of the above expenses other than the SEC
registration fee are estimates. None of the expenses listed will be paid by the Selling Shareholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VI of Chiquita's By-Laws provides directors and officers with the right to indemnification and advancement of expenses to the fullest extent not prohibited by the New Jersey Business Corporation Act. Directors and officers of Chiquita are indemnified generally against expenses and liabilities incurred in connection with any proceedings, including proceedings by or on behalf of Chiquita, relating to their service to or at the request of Chiquita. However, no indemnification may be made if a final adjudication establishes that a person's acts or omissions (a) breached the person's duty of loyalty to Chiquita or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the person of an improper personal benefit. Section VIII of Chiquita's Certificate of Incorporation (Restated) also limits the liability of Chiquita's directors and officers, to the fullest extent permitted by the New Jersey Business Corporation Act, to Chiquita or its shareholders for monetary damages for breach of any duty, except in the situations set forth in (a) through (c) above.

ITEM 16.  EXHIBITS.

         The following Exhibits are a part of this Registration Statement. Each has been previously filed.

         Exhibit No.

          5                       Opinion of Counsel.
         23.1                     Consent of Independent Auditors.
         23.2                     Consent of Counsel (included in Exhibit 5).
         24                       Powers of Attorney.

ITEM 17.  UNDERTAKINGS.


         *(a)  The undersigned Registrant hereby undertakes:

                         (1)  To file, during any period in which offers or
sales are being made, a post-effective amendment to this Registration
Statement:

                         (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                         (2)  That, for the purpose of determining any
liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                         (3)  To remove from registration by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         *(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



________________________

*Paragraph references correspond to those of Item 512 of Regulation S-K.

                                   SIGNATURES


                          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF
1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN CINCINNATI, OHIO, AS OF THE 24TH DAY OF JANUARY, 1994.

                                           CHIQUITA BRANDS INTERNATIONAL, INC.


                                           BY: /s/ William A. Tsacalis
                                           -------------------------------------
                                           William A. Tsacalis
                                           Vice President and Controller


                         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF
1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THE 24TH DAY OF JANUARY, 1994.


SIGNATURE                                  TITLE
- ---------                                  -----
 *
- ------------------------------------        Chairman of the Board and
Carl H. Linder                              Chief Executive Officer




 *
- ------------------------------------        Director; President and Chief
Keith E. Lindner                            Operating Officer


 *
- ------------------------------------        Director
S. Craig Lindner



- ------------------------------------        Director
Hugh F. Culverhouse




/s/ Fred J. Runk
- ------------------------------------        Director; Vice President and
Fred J. Runk                                Chief Financial Officer


- --------------------------------------------          Director
Jean H. Sisco



   *
- --------------------------------------------          Director
Ronald F. Walker



/s/ William A. Tsacalis
- --------------------------------------------            Vice President and Controller
William A. Tsacalis                                     (Chief Accounting Officer)




*Pursuant to Power of Attorney




/s/ William A. Tsacalis
- ----------------------------------------------
William A. Tsacalis
 Attorney-in-Fact